Exhibit 99.7

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Bertille ARON
Tel 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 326 791 340 euros
542 051 180 R.C.S. Nanterre

www.total.com

Qatar: Total signs a Heads of Agreement for the acquisition of a 16.7%
equity participation in Train II of the Qatargas 2 project and for the purchase of LNG

Paris, February 28, 2005 – Total, Qatar Petroleum and ExxonMobil announce today the signature of a Heads of Agreement (HOA) for the acquisition by Total of a 16.7% equity participating interest in Train II of Qatargas 2, and the purchase by Total of liquefied natural gas (LNG) from the Qatargas 2 project, in Qatar.

The acquisition by Total of such equity participating interest is subject to the approval of regulatory authorities.

Total will purchase up to 5.2 million tons of LNG per year from Qatargas 2 for a period of 25 years. Taking advantage of Total’s diversified and strong presence in the gas markets of the Atlantic basin, the LNG is primarily intended for deliveries in France, the United Kingdom and the United States.

Qatargas 2 is an integrated project covering the development of two new LNG trains, each with an annual capacity of 7.8 million tons with the feed gas coming from Qatar’s giant North Field. The LNG trains will be built at the Ras Laffan Industrial City in Qatar. After the agreements, the sponsors in Train II of the Qatargas 2 project will be Qatar Petroleum, ExxonMobil and Total. The start-up of Train II of the Qatargas 2 project is presently targeted for end 2008.

Thierry Desmarest, Chairman and Chief Executive Officer of Total, said: “The execution of this agreement, which is the result of a successful joint negotiation, is another important step in the fulfilment of Total’s continuing objective to grow its LNG portfolio. This agreement will strengthen the Group’s long term production growth profile. Total’s participation in Qatargas 2 reinforces its position in the State of Qatar where the Group has been present for 70 years”.

Total is one of the founding partners with 10% (20% of the upstream) of Qatargas, a company which owns and operates three LNG trains under production.

Total has already a large range of assets and projects in Qatar where it operates the Al Khalij oil field and has activities in the petrochemical sector with Qapco, QVC and the Qatofin project. Total has also a 24.5 % interest in the Dolphin project, which is presently under construction and will produce by the end of 2006, two billion cubic feet per day (bcf/d) of natural gas to be transported to the United Arab Emirates.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 110,000 employees worldwide. More information can be found on the company’s website: www.total.com